Pricing Supplement To product supplement AE dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Pricing Supplement No. 2240AE Registration Statement No. 333-184193 Dated October 17, 2014; Rule 424(b)(2)
Structured Investments	Deutsche Bank AG $8,455,000 Absolute Return Review Notes Linked to the Performance of WTI Crude Oil Futures Contracts due November 20, 2015
General
•
The notes are designed for investors who seek an early exit prior to maturity at a premium based on the performance of the nearby month’s WTI crude oil futures contract (the “Underlying”). The notes will be automatically called if on any of the Review Dates the Closing Price of the Underlying (in the case of the first, second or third Review Date) or the Final Price (in the case of the final Review Date) is greater than or equal to the Initial Price. If the notes are automatically called, investors will be entitled to receive on the applicable Call Settlement Date a return on the notes equal to the applicable call premium. If the notes are not automatically called and the Final Price is greater than or equal to the Trigger Price (85.00% of the Initial Price), investors will receive a return on the notes equal to the absolute value of the negative Underlying Return. However, if the notes are not automatically called and the Final Price is less than the Trigger Price, investors will be fully exposed to the negative Underlying Return and, for each $1,000 Face Amount of notes, will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. The notes do not pay any coupons, and investors should be willing to lose a significant portion or all of their initial investment if the notes are not automatically called and the Final Price is less than the Trigger Price. Any payment on the notes is subject to the credit of the Issuer.

•	The first Review Date, and therefore the earliest date on which an Automatic Call may be initiated, is January 21, 2015.
•	Senior unsecured obligations of Deutsche Bank AG due November 20, 2015††
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes priced on October 17, 2014 (the “Trade Date”) and are expected to settle on October 22, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying:	The nearby month’s West Texas Intermediate (“WTI”) crude oil futures contract traded on the New York Mercantile Exchange (“NYMEX”) (Bloomberg Page: CL1 <Comdty>)
Automatic Call:
The notes will be automatically called if on any of the Review Dates the Closing Price of the Underlying (in the case of the first, second or third Review Date) or the Final Price (in the case of the final Review Date) is greater than or equal to the Initial Price. If the notes are automatically called, we will pay you on the applicable Call Settlement Date a cash payment per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the applicable call premium, calculated as follows:
$1,000 + ($1,000 x 3.50%) if called on the first Review Date
$1,000 + ($1,000 x 7.00%) if called on the second Review Date
$1,000 + ($1,000 x 10.50%) if called on the third Review Date
$1,000 + ($1,000 x 14.00%) if called on the final Review Date

(Key Terms continued on next page)

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 7 of this pricing supplement.

The Issuer’s estimated value of the notes on the Trade Date is $979.50 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page 3 of this pricing supplement for additional information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees(1)	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$8,455,000.00	$84,550.00	$8,370,450.00
(1)  JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, which we refer to as JPMS LLC, or one of its affiliates will act as placement agents for the notes. Please see “Supplemental Plan of Distribution” in this pricing supplement for more information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$8,455,000.00	$982.47
JPMorgan
Placement Agent
October 17, 2014

 (Key Terms continued from previous page)
Payment at Maturity:
If the notes are not automatically called, the payment you will receive at maturity will depend on the performance of the Underlying on the Averaging Dates:

•  If the Final Price is greater than or equal to the Trigger Price, you will be entitled to receive at maturity a cash payment per $1,000 Face Amount of notes calculated as follows:
$1,000 + ($1,000 x Absolute Return)

•  If the Final Price is less than the Trigger Price, you will be entitled to receive at maturity a cash payment per $1,000 Face Amount of notes calculated as follows:
$1,000 + ($1,000 x Underlying Return)

If the notes are not automatically called and the Final Price is less than the Trigger Price, you will be fully exposed to the negative Underlying Return and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. In this circumstance, you will lose a significant portion or all of your investment at maturity. Any payment at maturity is subject to the credit of the Issuer.

Trigger Price:	$70.34, equal to 85.00% of the Initial Price
Underlying Return:	The performance of the Underlying from the Initial Price to the Final Price, calculated as follows:
Final Price – Initial Price
Initial Price
If the notes have not been automatically called, the Underlying Return will be negative.
Absolute Return:	The absolute value of the Underlying Return. For example, if the Underlying Return is -5.00%, the Absolute Return will equal 5.00%.
Initial Price:	$82.75, equal to the Closing Price of the Underlying on the Trade Date, determined by reference to the November 2014 WTI crude oil futures contract
Final Price:	The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates, determined by reference to the December 2015 WTI crude oil futures contract
Closing Price†:
On any day of calculation, the official settlement price per barrel of WTI crude oil on NYMEX of the futures contract set to expire in the applicable nearby month, stated in U.S. dollars, as made public by NYMEX (Bloomberg: CL1 <Comdty>) on such day.

Without limitation and in addition to any provisions in the accompanying product supplement, if the price source for the Underlying identified herein as the Closing Price is modified or amended, ceases to exist or is unavailable (or is published in error), the calculation agent may determine the Closing Price in good faith and in a commercially reasonable manner and/or postpone the Review Dates and/or the Averaging Dates by up to five trading days.

	Review Date	WTI Crude Oil Futures Contract
	January 21, 2015	March 2015
	April 17, 2015	May 2015
	July 17, 2015	August 2015
	November 17, 2015	December 2015
Review Dates:	January 21, 2015 (first Review Date), April 17, 2015 (second Review Date), July 17, 2015 (third Review Date) and November 17, 2015 (final Review Date)
Call Settlement Dates:	The third business day after the applicable Review Date. For the final Review Date, the Call Settlement Date will be the Maturity Date.
Trade Date:	October 17, 2014
Settlement Date:	October 22, 2014
Averaging Dates:	November 11, 2015, November 12, 2015, November 13, 2015, November 16, 2015 and November 17, 2015
Maturity Date††:	November 20, 2015
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RRV7 / US25152RRV77
† Subject to adjustment as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
†† Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” and acceleration as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates — Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the Notes

You should read this pricing supplement together with product supplement AE dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement AE dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005083/crt_dp33011-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

For purposes of this pricing supplement, each reference to “Exchange Traded Instrument” in the accompanying product supplement shall be deemed to include the Underlying, when applicable.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Hypothetical Examples of Amounts Payable upon an Automatic Call or at Maturity

The following table illustrates the hypothetical payments on the notes upon an Automatic Call or at maturity. The table below reflects the following terms:

Trigger Price:	85.00% of the Initial Price

Call premiums:	3.50%, 7.00%, 10.50% and 14.00% for the first, second, third and final Review Dates, respectively

There will be only one payment on the notes, either at maturity or, due to an Automatic Call, on a Call Settlement Date. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the corresponding Call Settlement Date. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Closing Price of the Underlying on the first, second and third Review Dates and the Final Price on the final Review Date. The numbers appearing in the table and the examples below may have been rounded for ease of analysis.

Hypothetical Increase / Decrease in the Price of the Underlying on Each Review Date (%)	Return at First Review Date (%)*	Return at Second Review Date (%)*	Return at Third Review Date (%)*	Return at Final Review Date (%)*
100.00%	3.50%	7.00%	10.50%	14.00%
90.00%	3.50%	7.00%	10.50%	14.00%
80.00%	3.50%	7.00%	10.50%	14.00%
70.00%	3.50%	7.00%	10.50%	14.00%
60.00%	3.50%	7.00%	10.50%	14.00%
50.00%	3.50%	7.00%	10.50%	14.00%
40.00%	3.50%	7.00%	10.50%	14.00%
30.00%	3.50%	7.00%	10.50%	14.00%
20.00%	3.50%	7.00%	10.50%	14.00%
10.00%	3.50%	7.00%	10.50%	14.00%
0.00%	3.50%	7.00%	10.50%	14.00%
-5.00%	N/A	N/A	N/A	5.00%
-10.00%	N/A	N/A	N/A	10.00%
-15.00%	N/A	N/A	N/A	15.00%
-20.00%	N/A	N/A	N/A	-20.00%
-30.00%	N/A	N/A	N/A	-30.00%
-40.00%	N/A	N/A	N/A	-40.00%
-50.00%	N/A	N/A	N/A	-50.00%
-60.00%	N/A	N/A	N/A	-60.00%
-70.00%	N/A	N/A	N/A	-70.00%
-80.00%	N/A	N/A	N/A	-80.00%
-90.00%	N/A	N/A	N/A	-90.00%
-100.00%	N/A	N/A	N/A	-100.00%

* If the notes are automatically called, payable on the corresponding Call Settlement Date. If the notes are not automatically called, payable on the Maturity Date.

The following hypothetical examples illustrate how the returns set forth in the table above are calculated.

Example 1: The Closing Price of the Underlying is 110.00% of the Initial Price on the first Review Date. Because the Closing Price on the first Review Date is greater than the Initial Price, the notes are automatically called, and the investor will receive a single payment of $1,035.00 per $1,000 Face Amount of notes on the corresponding Call Settlement Date. There will be no further payments on the notes.

Example 2: The Closing Prices of the Underlying are 95.00% and 105.00% of the Initial Price on the first and second Review Dates. Because the Closing Price on the first Review Date is less than the Initial Price, the notes are not automatically called on the first Review Date. Because the Closing Price on the second Review Date is greater than the Initial Price, the notes are automatically called and the investor will receive a single payment of $1,070.00 per $1,000 Face Amount of notes on the corresponding Call Settlement Date. There will be no further payments on the notes.

Example 3: The Closing Prices of the Underlying are 70.00%, 80.00% and 95.00% of the Initial Price on the first, second and third Review Dates and the Final Price of the Underlying is 130.00% of the Initial Price on the final Review Date. Because the Closing Prices on the first, second and third Review Dates are less than the Initial Price, the notes are not automatically called on the first, second and third Review Dates. Because the Final Price is greater than the Initial Price on the final Review Date, the notes are automatically called. The investor will receive a single payment of $1,140.00 per $1,000 Face Amount of notes on the corresponding Call Settlement Date despite the significant increase of the Final Price from the Initial Price. There will be no further payments on the notes.

Example 4: The Closing Prices of the Underlying are 70.00%, 80.00% and 95.00% of the Initial Price on the first, second and third Review Dates and the Final Price of the Underlying is 95.00% of the Initial Price on the final Review Date, resulting in an Underlying Return of -5.00%. Because the Closing Prices on the first, second and third Review Dates and the Final Price on the final Review Date are less than the Initial Price, the notes are not automatically called. Because the Final Price is greater than the Trigger Price (85.00% of the Initial Price), the investor will receive a single payment of $1,050.00 per $1,000 Face Amount of notes on the Maturity Date, reflecting a return on the notes equal to the absolute value of the negative Underlying Return, calculated as follows:

$1,000 + ($1,000 x Absolute Return)
$1,000 + ($1,000 x |-5.00%|) = $1,050.00

Example 5: The Closing Prices of the Underlying are 70.00%, 80.00% and 95.00% of the Initial Price on the first, second and third Review Dates and the Final Price of the Underlying is 70.00% of the Initial Price on the final Review Date, resulting in an Underlying Return of -30.00%. Because the Closing Prices on the first, second and third Review Dates and the Final Price on the final Review Date are less than the Initial Price, the notes are not automatically called. Because the Final Price is less than the Trigger Price, the investor will receive a single payment that is less than $1,000.00 per $1,000 Face Amount of notes on the Maturity Date, calculated as follows:

$1,000 + ($1,000 x Underlying Return)
$1,000 + ($1,000 x -30.00%) = $700.00

Selected Purchase Considerations

●
STEP-UP APPRECIATION POTENTIAL IF THE NOTES ARE AUTOMATICALLY CALLED — If the Closing Price of the Underlying on the first, second or third Review Date or the Final Price on the final Review Date is greater than or equal to the Initial Price, the notes will be automatically called and you will receive a return on the notes equal to the call premium applicable to such Review Date. The call premiums applicable to the first, second, third and final Review Dates are 3.50%, 7.00%, 10.50% and 14.00%, respectively. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

●
POTENTIAL TO RECEIVE THE ABSOLUTE RETURN OF THE UNDERLYING IF THE NOTES ARE NOT AUTOMATICALLY CALLED; LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called and the Final Price is greater than or equal to the Trigger Price, you will be entitled to receive a return on the notes equal to the absolute value of the negative Underlying Return, up to a return on the notes of 15.00%, which is equal to the percentage difference from the Initial Price to the Trigger Price. However, if the Final Price is less than the Trigger Price, you will be fully exposed to the negative Underlying Return and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. In this circumstance, you will lose a significant portion or all of your investment.

●
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE — While the original term of the notes is approximately thirteen months, the notes will be automatically called before maturity if the Closing Price of the Underlying on any Review Date prior to the final Review Date is greater than or equal to the Initial Price, and you will be entitled to receive the applicable payment corresponding to that Review Date, as set forth on the cover of this pricing supplement.

●
A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event (as defined under “Description of Securities —  Adjustments to Valuation Dates and Payment Dates — Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable per $1,000 Face Amount of notes upon such early acceleration will be determined by the calculation agent in good faith and in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. Please see the risk factors entitled “A Commodity Hedging Disruption Event May Result in Acceleration of the Notes” and “Commodity Futures Contracts are Subject to Uncertain Legal and Regulatory Regimes, Which May Adversely Affect the Price of the Underlying and the Value of the Notes” in this pricing supplement for more information.

●
TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity or pursuant to a call) and (ii) the gain or loss on your notes should be short-term capital gain or loss unless you have held the notes for more than one year, in which case the gain or loss should be long-term capital gain or loss. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying. In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

●
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay any coupons and do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether the notes are automatically called and whether the Final Price is less than the Trigger Price. If the notes are not automatically called and the Final Price is less than the Trigger Price, you will be fully exposed to the negative Underlying Return and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price, with a maximum loss of 100.00% of your initial investment. In this circumstance, you will lose a significant portion or all of your investment. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

●
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED — If the Closing Price of the Underlying on the first, second or third Review Date or the Final Price on the final Review Date is greater than or equal to the Initial Price, the notes will be automatically called and you will receive on the applicable Call Settlement Date a payment per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the applicable call premium, regardless of the increase in the price of the Underlying, which may be significant. The call premiums applicable to the first, second, third and final Review Dates are 3.50%, 7.00%, 10.50% and 14.00%, respectively. The price of the Underlying at various times during the term of the notes could be higher than the Closing Prices of the Underlying on the Review Dates and/or the Averaging Dates. Because the call premiums are fixed amounts, you may receive a lower payment upon an Automatic Call or at maturity than you would if you had invested directly in the Underlying.

If the notes are not automatically called and the Final Price is greater than or equal to the Trigger Price, you will receive on the Maturity Date a payment per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the absolute value of the negative Underlying Return. In this circumstance, because the Absolute Return feature applies only if the Final Price is greater than or equal to the Trigger Price, your positive return will be limited to 15.00%, which is equal to the percentage difference from the Initial Price to the Trigger Price. Accordingly, the maximum return on the notes will be limited to the call premium of 14.00% for the final Review Date if the notes are automatically called and 15.00% if the notes are not automatically called.

●
REINVESTMENT RISK — If the notes are automatically called, the term of the notes may be as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

●	THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your initial investment at maturity.

●
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in  Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

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INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING OR OTHER RELATED CONTRACTS — The return on your notes may not reflect the return you would have realized if you had directly invested in the Underlying, or any exchange-traded or over-the-counter instruments based on the Underlying. For instance, your return on the notes will be limited to the call premiums if the notes are automatically called regardless of any increase in the price of the Underlying, which could be significant.

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IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Underlying.  Changes in the price of the Underlying may not result in comparable changes in the value of your notes.

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A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your notes prior to maturity. The amount due and payable on the notes upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

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COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES, WHICH MAY ADVERSELY AFFECT THE PRICE OF THE UNDERLYING AND THE VALUE OF THE NOTES — Commodity futures contracts such as the Underlying are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the price of the Underlying. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to your interest. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, provided the Commodity Futures Trading Commission (the “CFTC”) with additional authority to establish limits on the amount of positions that may be held by any person in commodity futures contracts, options on such futures contracts and swaps that are economically equivalent to such contracts. Such rules may cause a Commodity Hedging Disruption Event to occur or may increase the likelihood that a Commodity Hedging Disruption Event will occur during the term of the notes. If a Commodity Hedging Disruption Event does occur, we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment. We may also decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in the Underlying. Additionally, other market participants are subject to the same regulatory issues and may decide, or be required, to sell their positions in the Underlying. While the effect of these or other regulatory developments are difficult to predict, if such broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of the Underlying and therefore, the value of the notes.

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SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The amount owed on the notes is linked exclusively to the price of WTI crude oil futures contracts and not to a diverse basket of commodities or a broad-based commodity index. The price of WTI crude oil futures contracts may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the futures contract of a single commodity, they carry greater risk and may be more volatile than a note linked to the prices of futures contracts of multiple commodities or a broad-based commodity index.

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THE NOTES OFFER EXPOSURE TO FUTURES CONTRACTS AND NOT DIRECT EXPOSURE TO PHYSICAL COMMODITIES — The notes offer investors exposure to the price of NYMEX-traded WTI crude oil futures contracts and not to the spot price of WTI crude oil. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that reflects the return on the physical commodity.

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PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect commodities prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause commodities prices to fluctuate. These factors may have a greater impact on commodities prices and commodity futures contracts than on more conventional securities and may adversely affect the performance of the Underlying and, as a result, the market value of the notes, and any payments you may receive in respect of the notes. It is possible that lower prices or increased volatility of commodities will adversely affect the performance of Underlying and, as a result, the market value of the notes.

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CHANGES IN SUPPLY AND DEMAND IN THE MARKET FOR WTI CRUDE OIL FUTURES CONTRACTS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The notes are linked to the performance of futures contracts on an underlying physical commodity, WTI crude oil. Futures contracts are legally binding agreements for the buying or selling of a certain commodity at a fixed price for physical settlement on a future date. Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the specific commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally. Moreover, changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time. For example, a futures contract scheduled to expire in a nearby month may experience more severe pricing pressure or greater price volatility than the corresponding futures contract scheduled to expire in a later month. Because the Initial Price and the Closing Price on each Review Date and Averaging Date will be determined by reference to the applicable nearby month’s futures contract specified herein, the value of the notes may be less than would otherwise be the case if the Initial Price and the Closing Price on each Review Date and Averaging Date would be determined by reference to the corresponding futures contract scheduled to expire in a more favorable month for pricing purposes.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN COMMODITIES AND RELATED FUTURES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the price of the Underlying and, therefore, the value of the notes.

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THE NOTES MAY BE SUBJECT TO CERTAIN RISKS SPECIFIC TO WTI CRUDE OIL AS A COMMODITY — WTI crude oil is an energy-related commodity. Consequently, in addition to factors affecting commodities generally, the notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility. These may include:

●	changes in the level of industrial and commercial activity with high levels of energy demand;

●	disruptions in the supply chain or in the production or supply of other energy sources;

●	price changes in alternative sources of energy;

●	adjustments to inventory;

●	variations in production and shipping costs;

●	costs associated with regulatory compliance, including environmental regulations; and

●	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor on the price of the Underlying, and the market value of the notes linked to the Underlying, may offset or enhance the effect of another factor.

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A DECISION BY NYMEX TO INCREASE MARGIN REQUIREMENTS FOR WTI CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE PRICE OF THE UNDERLYING — If NYMEX increases the amount of collateral required to be posted to hold positions in the Underlying (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the Underlying to decline significantly.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes.  We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you.  Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the Underlying has increased since the Trade Date.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

●	the expected volatility of the price of WTI crude oil, and of the prices of exchange-traded futures contracts of the purchase or delivery of WTI crude oil;

●	supply and demand trends for WTI crude oil, and for exchange-traded futures contracts for the purchase and delivery of WTI crude oil;

●	the time remaining to the maturity of the notes;

●	interest rates and yields in the market generally;

●	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying or markets generally;

●	supply and demand for the notes; and

●	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions.  In addition, we or one or more of our affiliates expect to hedge our commodity exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options or futures. Such trading and hedging activities may adversely affect commodity prices and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

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POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent also has some discretion as to how the calculations are made, in particular if the Closing Price is modified or amended, ceases to exist or is unavailable (or is published in error) on a Review Date and/or an Averaging Date, and will be responsible for determining whether a Commodity Hedging Disruption Event and/or a market disruption event has occurred and whether the notes are automatically called. Any determination by the calculation agent could adversely affect the return on the notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax

Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date, a Review Date or an Averaging Date could adversely affect the price of the Underlying and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of WTI crude oil futures contracts from October 17, 2004 through October 17, 2014. The daily closing prices of WTI crude oil futures contracts shown in the graph below are the official settlement prices per barrel of WTI crude oil on NYMEX of the nearby month’s futures contract stated in U.S. dollars, as made public by NYMEX. You can obtain the price of the nearby month’s WTI crude futures contract from the Bloomberg page “CL1 <Comdty>”. The closing price of the nearby month’s WTI crude oil futures contract on October 17, 2014 was $82.75. The graph shows the Trigger Price of $70.34, equal to 85.00% of $82.75, which was the closing price of the nearby month’s WTI crude oil futures contract on October 17, 2014.

We obtained the historical closing prices of the Underlying below from Bloomberg, L.P., and we have not participated in the preparation of, or verified, such information. The historical closing prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the Underlying on any Review Date or Averaging Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMS LLC or one of its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.